UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Meruelo Maddux Properties, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

590473 10 4

(CUSIP Number)

Jeffrey M. Sullivan, Esq.

DLA Piper US LLP

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No. 590473 10 4

(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): Richard Meruelo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO BK
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 37,992,206(1) (8) SHARED VOTING POWER 0 (9) SOLE DISPOSITIVE POWER 37,992,206 (10) SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,992,206(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%
(14)	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 26,342,309 shares of common stock, par value $0.01 per share (“Common Stock”), of Meruelo Maddux Properties, Inc. (the “Company” or the “Issuer”) held by Richard Meruelo, as trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, which were issued on January 30, 2007; (ii) 11,649,797 shares of Common Stock of the Company held by Merco Group - Roosevelt Building, LLC, in which Richard Meruelo has a controlling interest and his minor children have minority interests, which were issued on January 30, 2007; and (iii) 100 shares of Common Stock of the Company held by Richard Meruelo, as trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, which were issued in connection with the initial capitalization of the Company.

Item 1. Security and Issuer

The class of equity securities to which this initial filing relates is the common stock of Meruelo Maddux Properties, Inc., a Delaware corporation (the “Company” or the “Issuer”). The Company has its principal executive offices at 761 Terminal Street, Building 1, Second Floor, Los Angeles, California 90021.

Item 2. Identity and Background

(a)	The person filing this statement is Richard Meruelo.

(b)	Mr. Meruelo’s business address is c/o Meruelo Maddux Properties, Inc., 761 Terminal Street, Building 1, Second Floor, Los Angeles, California 90021.

(c)	Mr. Meruelo’s principal occupation is Chairman of the Board and Chief Executive Officer of Meruelo Maddux Properties, Inc.

(d)	During the last five years, Mr. Meruelo has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Meruelo was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Meruelo is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Meruelo acquired 34,992,106 shares of Common Stock of the Company in a private offering that was consummated on January 30, 2007. Of these shares, 26,242,309 were issued to Richard Meruelo, as trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989 which benefits his minor children. The remaining 8,749,797 shares were issued to Merco Group – Roosevelt Building, LLC, in which Mr. Meruelo has a controlling interest and his minor children have minority interests. These shares of Common Stock were acquired by Mr. Meruelo indirectly in the private offering in exchange for his ownership interests in entities owning the initial properties acquired by the Company. The acquisition of the Company’s initial properties was consummated in connection with the Company’s initial public offering, which was also consummated on January 30, 2007.

Mr. Meruelo purchased 3,000,000 shares of Common Stock at the time of the Company’s initial public offering at the initial public offering price of $10.00 per share. Of these shares, 100,000 were issued to Richard Meruelo, as trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989. The remaining 2,900,000 shares were issued to Merco Group – Roosevelt Building, LLC. Mr. Meruelo purchased these shares with funds from a $33,000,000 loan from KeyBank National Association. In connection with the loan, Mr. Meruelo pledged 29,000,000 shares of Common Stock to KeyBank National Association as collateral.

Mr. Meruelo acquired 100 shares of restricted stock at the time of the Company’s initial capitalization in July in exchange for $1,500. The shares were issued to Richard Meruelo, as trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989.

Item 4. Purpose of Transaction

Mr. Meruelo acquired an aggregate of 34,992,206 shares of Common Stock in the ordinary course of business and investment in connection with the original formation and IPO of the Company. Mr. Meruelo does not have, as of the date hereof, any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Mr. Meruelo may consider one or more such transactions in the future depending upon factors then existing, such as the market for the Company’s Common Stock and the Company’s then prospects.

Item 5. Interest in Securities of Issuer

(a)	Mr. Meruelo is the beneficial owner of 37,992,206 shares of Common Stock, representing 47.5% of the Common Stock outstanding. The total number of shares outstanding used in calculating this percentage assumes that no LTIP Units, securities that are potentially convertible into shares of Common Stock and issued at the time of the initial public offering, held by other persons are exchanged for shares of Common Stock.

(b)	Mr. Meruelo has sole voting and dispositive power with respect to all shares of Common Stock to which this Schedule 13D relates.

(c)	Other than as described herein, there have been no transactions relating to these securities within the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Meruelo entered into a Loan Agreement, dated as of January 30, 2007, with KeyBank National Association for a maximum amount of $33,000,000. Funds drawn under the loan were used by Mr. Meruelo to purchase 3,000,000 shares of Common Stock at the time of the Company’s initial public offering at the initial public offering price of $10.00 per share. In connection with the loan, Mr. Meruelo pledged 29,000,000 shares of Common Stock to KeyBank National Association as collateral.

Mr. Meruelo has the right to receive a de minimus amount of partnership interests in the Company’s operating partnership pursuant to the terms of Mr. Meruelo’s employment agreement with the Company and its operating partnership. In addition, the Company has a contingent obligation to issue additional shares of its Common Stock to Richard Meruelo. Mr. Meruelo is an indirect owner of a property that is subject to condemnation proceedings and which was not contributed to the Company at the time of its initial public offering. A note receivable related to that property was contributed to the Company at the time of its initial public offering. If and when the condemnation proceeds are paid and no longer subject to litigation risk, the note receivable is paid and the condemnation is final, Mr. Meruelo, pursuant to the terms of the contribution agreement filed as an exhibit hereto and negotiated and executed in connection with the Company’s acquisition of its initial properties and its initial public offering, will receive additional shares of Common Stock equivalent to a portion of the debt repaid divided by the $10.00 per share initial public offering price of the Company’s Common Stock.

Item 7. Material to be filed as Exhibits

The following exhibits are filed as part of this Schedule 13D:

Exhibit	Description of Exhibit
10.1	Loan Agreement, dated as of January 30, 2007, among Richard Meruelo as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989, Merco Group — Roosevelt Building, LLC and KeyBank National Association

10.2	Assignment of Interests, dated January 30, 2007, by Richard Meruelo as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989 to KeyBank National Association

10.3	Assignment of Interests, dated January 30, 2007, by Merco Group — Roosevelt Building, LLC to KeyBank National Association

10.4	Unconditional Guaranty of Payment and Performance, dated January 30, 2007, between Richard Meruelo and KeyBank National Association

10.5	Note, dated January 30, 2007, by Richard Meruelo as Trustee of the Richard Meruelo Living Trust U/D/T dated September 15, 1989 and Merco Group — Roosevelt Building, LLC to KeyBank National Association

10.6	Contribution Agreement dated September 19, 2006, as amended

10.7	Form of Employment Agreement with Mr. Meruelo

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 2007

/s/ Richard Meruelo
Richard Meruelo